Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

Documents included as part of this report

 No.   Document

  Press Release dated May 30, 2003 – The S. League Forges Technology Partnership with Pacific Internet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	May 30, 2003

Press Release

The S.League Forges Technology Partnership with Pacific Internet

Singapore, 30 May 2003 --- The S.League today entered into a technology partnership with Asia's largest telco-independent Internet service provider by geographic reach, Pacific Internet Limited (PacNet), in Singapore. The alliance is a turnkey initiative, as part of the S.League re-making master plan, to enhance its brand proposition and offerings to the S.League clubs, fans and corporate supporters in Singapore.

The S.League Chief Executive Officer, Mr Chan King Fook and PacNet Singapore Managing Director, Mr Ong Teck Guan announced the partnership at a milestone ceremony today.

With this partnership, the S.League and PacNet, together with its e-services subsidiary, PACfusion, will pool their experience and strengths in sports business management, Internet services and e-services solutions to provide new Web-based services to the S.League. To be delivered through a new S.League portal, these Web services will be a foundational driver in S.League's plan to efficiently manage the League and better engage the clubs, fans and corporate supporters. The S.League will also be leveraging this partnership to promote the aggressive use of technology and help position itself as a responsive, forward-looking business entity.

In conjunction with this partnership, under a sponsorship agreement, PacNet will contribute a S$300,000 sponsorship package to the S.League this season. PACfusion, together with its partners, Tibco Software and Yahoo! Asia, will come together to develop the new S.League portal. PacNet will also collaborate with the S.League and its clubs on marketing and membership enhancement initiatives to encourage community and corporate participation. Collectively, the partners will leverage their core competencies to meet the new strategic needs of the S.League.

Said Mr Chan, "We are committed to harnessing technology to drive the S.League forward for the benefit of our stakeholders - the Government, fans, clubs, media and the corporate supporters. This alliance marks yet another milestone in our S.League growth developmental plan where we can leverage on the technology expertise of PacNet, a premier Asian technology brand, and their partners to build on our existing infrastructure and achieve our goals."

Mr Ong said, "We are pleased to share our expertise in Internet technology, from access and related value added services to portal development, for the benefit of the S.League, its clubs, fans and other corporate supporters. The partnership is timely and strategic. We look forward to actively contribute to the remaking of the S.League."

The S.League Portal: A Window to Web Services for Clubs, Fans and Corporate Sponsors

A key component of the technology alliance is for PACfusion and its partners to develop and run a groundbreaking S.League portal. To be incorporated into the S.League management function for the first time, the portal will act as a platform for the S.League to deploy shared enterprise applications and services for the clubs, fans and corporate sponsors. The portal will also provide direct links to existing S.League and club websites, providing synergy with their content and activities concurrently.

Through these shared Web services, the S.League will make available to the clubs administration, accounting, human resource and player management services via the Internet. The advancement in this area represents a significant step taken by the S.League and the clubs, aimed at streamlining existing processes and creating an efficient and synergistic operating environment.

The S.League plans to drive traffic to the portal by including services that will enhance fans' experience. Some of the plans in the pipeline include regular Internet Relay Chats (IRC) sessions with footballers, discussion forums, match webcasts, real-time notice boards and online photo albums on clubs and players (through PacNet's ePhoto service, www.pacific.net.sg/ephoto). The services will be launched progressively.

Corporate supporters would be able to maximize their sponsorship by extending their reach through the portal to the fans. Sponsors have the option to work with PacNet on marketing and customer acquisition and fulfillment programs.

"The S.League is forward-looking in wanting to harness the benefits of Web services. Through these services, S.League and its clubs will be able to achieve efficiency in operations as well as a return-on-investment. PACfusion and our partners are pleased to be able to help the S.League build this solution using our experience and expertise in the Web service arena," said Mr Kevin Lim, Chief Operating Officer, PACfusion Group Holdings.

- Ends -

Jointly issued by the Football Association of Singapore and Pacific Internet Limited.

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited (Nasdaq: PCNTF) is Asia's largest telco-independent Internet service provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of its customers. The company has been voted "Best Asian ISP” consecutively from 1999 to 2002 by Telecom Asia. More information can be found at the Singapore country website www.pacific.net.sg. The Group corporate website is at www.pacnet.com.

About PACfusion Group Holdings
PACfusion is a subsidiary of Pacific Internet, the largest telco-independent Internet service provider in the Asia Pacific region. The company provides web-based solutions to corporations. PACfusion has successfully built itself as the portal builder of choice for clients as it is able to leverage its parent's inherent strengths to provide complementary services such as connectivity, secure hosting and server monitoring and maintenance. Together with its competencies in infrastructure development, system integration, web design and application development, PACfusion provides a compelling proposition to deliver effective web-based solutions for its customers.

About Tibco Software Inc.
TIBCO Software Inc. (Nasdaq:TIBX) is the leading independent business integration software company in the world, demonstrated by market share and analyst reports. In addition, TIBCO is a leading enabler of Real-Time Business, helping companies become more cost-effective, more agile and more efficient. TIBCO has delivered the value of real-time business, what TIBCO calls The Power of Now®, to over 2,000 customers around the world and in a wide variety of industries. For more information on TIBCO’s proven business integration, business optimisation, and enterprise backbone solutions, TIBCO can be reached at 650-846-1000 or on the Web at www.tibco.com. TIBCO is headquartered in Palo Alto, CA.

About Yahoo! Asia
Yahoo! Asia is the No. 1 online and wireless destination for locally relevant infotainment, communication, and shopping. Yahoo!'s loyal fans are primarily upwardly mobile professionals. Since its inception, over 200 marketers have employed Yahoo! Asia for customized and laser targeted advertising. The Shopping and Auctions businesses are both No. 1. Yahoo! Mobile's SMS and GPRS products reach 29 millions handphones in five countries across Southeast Asia. Yahoo! Enterprise Solutions help clients boost their sales effort and save travel and communication costs. Yahoo! Asia (http://asia.yahoo.com) and Yahoo! Singapore (http://sg.yahoo.com) are part of the global network of Yahoo! sites.

Media Contacts
S.League: Karen Ng Tel: (65) 6340 6317 karen@fas.org.sg	Pacific Internet Limited: Mervin Wang Tel: (65) 9798 6077 mervin.wang@pacific.net.sg

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.